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                     ML LIFE INSURANCE COMPANY OF NEW YORK

                    INDIVIDUAL RETIREMENT ANNUITY ENDORSEMENT


This endorsement is part of the Contract. The Contract, as amended, is intended to qualify as an individual retirement annuity under Section 408(b) of the Internal Revenue Code of 1986 (the "Code"). The following provisions replace any contrary provisions of the Contract:

1. The Owner shall be the Annuitant. Any provision of the Contract that would allow joint ownership, or that would allow more than one person to share distributions, is deleted.

2. The Contract is not transferable or assignable (other than pursuant to a divorce or separation instrument in accordance with Code Section 408(d)(6)) and is established for the exclusive benefit of the Owner and his or her Beneficiaries. It may not be sold, assigned, alienated or pledged as security for a loan or other obligation.

3.   The Owner's entire interest in the Contract shall be nonforfeitable.

4. Premium payments shall be in cash. The following purchase payments shall be accepted under this Contract:
          a. Rollover contributions described in Code Sections 402(c), 403(a)(4), 403(b)(8) and 408(d)(3),

          b. Amounts transferred from another individual retirement account or annuity, and

          c. Contributions made pursuant to a Simplified Employee Pension as provided in Code Section 408(k), up to the limits specified in Code Section 408(j).

     The Owner must determine whether any premium payment qualifies as a permissible contribution subject to favorable tax treatment under the Code. The Owner must also determine whether such amount qualifies as a permissible rollover contribution for income tax purposes.

5. This Contract does not require fixed premium payments. Any refund of premiums (other than excess contributions) will be applied before the close of the calendar year following the year of the refund toward the payment of additional premiums or the purchase of additional benefits.

6. If this Contract is used in conjunction with a SEP-IRA plan under section 408(k) of the Code, the annuity option tables attached to this endorsement shall be substituted for the tables set forth in the Contract.

7. The Annuity Date is the date the Owner's entire Contract Value will be distributed or commence to be distributed. The Annuity Date shall be no later than April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2.

8. Any amounts payable during the Owner's lifetime shall commence on or before the Annuity Date and shall be payable in substantially equal amounts, at least annually. Payment shall be made as follows:

          a. in a lump sum, or

          b. over the Owner's life, or

          c. over the lives of the Owner and his or her designated Beneficiary, or

          d. over a period certain not exceeding the Owner's life expectancy, or

          e. over a period certain not exceeding the joint and last survivor life expectancy of the Owner and his or her designated Beneficiary.


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     If the Owner's entire interest is to be distributed in other than a lump sum, then the minimum amount to be distributed each year (commencing with the calendar year following the calendar year in which the Owner attains age 70 1/2 and each year thereafter) shall be determined in accordance with Code Section 408(b)(3) and the regulations thereunder, including the incidental death benefit requirement of Code Section 401(a)(9)(G), the regulations thereunder, and the minimum distribution incidental death benefit requirement of Proposed Income Tax Regulation Section 1.401(a)(9)-2. Payments must be either nonincreasing or may increase only as provided in Proposed Income Tax Regulation Section 1.401(a)(9)-1, Q&A F-3. It is the Owner's responsibility to make sure that the required minimum distribution is taken in a timely manner and that the correct amount is distributed.

9. If the Owner dies after distribution of his or her interest has commenced, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to his or her death.

     If the Owner dies before distribution has begun, the entire interest must be distributed no later than December 31 of the calendar year in which the fifth anniversary of the Owner's death occurs. However, proceeds which are payable to a named Beneficiary who is a natural person may be distributed in substantially equal installments over the lifetime of the Beneficiary or a period certain not exceeding the life expectancy of the Beneficiary provided such distribution begins not later than December 31 of the calendar year immediately following the calendar year of the Owner's death. If the Beneficiary is the Owner's surviving spouse, the Beneficiary may elect not later than December 31 of the calendar year in which the fifth anniversary of the Owner's death to receive equal payments over the life or life expectancy of the surviving spouse commencing at any date prior to the date on which the Owner would have attained age 70 1/2. Minimum payments will be calculated in accordance with Code Section 408(b)(3).

     Any amount paid to any of the Owner's children will be treated as if it had been paid to the surviving spouse if the remainder of the interest becomes payable to the surviving spouse when the child reaches the age of majority.

     If the Owner dies before his or her entire interest has been distributed, no additional premiums will be accepted under this policy after his or her death unless the Beneficiary is the Owner's surviving spouse.

10. If the Owner's spouse is not the named Beneficiary, the method of distribution selected will assure that at least 50% of the present value of the amount available for distribution is paid within the Owner's life expectancy and that such method of distribution complies with Code Section 408(b)(3).

11. Life expectancy and joint and last survivor expectancy shall be determined by use of the expected return multiples in Tables V and VI of Treasury Regulation Section 1.72-9 in accordance with Code Section 408(b)(3). In the case of distributions under paragraph (8) of this endorsement, the life expectancy of the Owner and his or her Beneficiary will be initially determined on the basis of his or her attained age in the year the Owner reaches 70 1/2. In the case of a distribution under paragraph (9) of this endorsement, life expectancy will be initially determined on the basis of the Beneficiary's attained age in the year distributions begin. If the Owner (or his or her spouse) so elects prior to the time distributions begin, the Owner's life expectancy and, if applicable, his or her spouse's life expectancy will be recalculated annually based on the Owner's attained age(s) in the year for which the required distribution is being determined. The life expectancy of a nonspouse Beneficiary will not be recalculated.


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     The annual distribution required to be made by the Annuity Date is for the calendar year in which the Owner reaches 70 1/2. Annual payments for subsequent years, including the year in which the Annuity Date occurs, must be made by December 31 of that year. The amount distributed for each year shall equal or exceed the Contract Value as of the close of business on December 31 of the preceding year, divided by the applicable life expectancy or joint and last survivor life expectancy.

12. This endorsement is intended to qualify the Contract under the provisions of Code Section 408 for federal income tax purposes. The provisions of the Contract in conjunction with the provisions of this endorsement are to be interpreted to maintain such qualification, notwithstanding any other provisions to the contrary. We reserve the right to amend or modify the Contract or this endorsement to the extent necessary to comply with any law, regulation, ruling or other requirement necessary to establish or maintain the tax advantages available to an individual retirement annuity under Code Section 408(b) and any other applicable law. We will send you a copy of any such amendment to this endorsement. The Owner is responsible for determining that premiums, distributions, and other transactions under the Contract comply with applicable law.

13.  This endorsement is effective as the Contract Date.


                                           ML LIFE INSURANCE COMPANY OF NEW YORK



                                           By: /s/ Barry G. Skolnick
                                              ----------------------------------
                                                       Secretary


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